UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 under
the Securities Exchange Act of 1934

For the month of October 2014.

Commission File Number:  333-13896

NIDEC CORPORATION

(Translation of registrant’s name into English)

338 KuzeTonoshiro-Cho,

Minami-Ku,Kyoto 601-8205 Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F   X    Form 40-F __

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _

EXHIBITS

Exhibit Number

1. UNAUDITED INTERIM FINANCIAL STATEMENTS (U.S. GAAP) (English Translation)
RESULTS FOR THE SIX MONTHS ENDED SEPTEMBER 30, 2014
FROM APRIL 1, 2014 TO SEPTEMBER 30, 2014
CONSOLIDATED

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 22, 2014
NIDEC CORPORATION
By: /S/ Masahiro Nagayasu
General Manager, Investor Relations

NEWS RELEASE

NIDEC CORPORATION

New York Stock Exchange symbol: NJ

Stock exchange code (Tokyo, Osaka): 6594

FOR IMMEDIATE RELEASE

Contact:
Masahiro Nagayasu
General Manager
Investor Relations
+81-75-935-6140
ir@nidec.com

UNAUDITED INTERIM FINANCIAL STATEMENTS (U.S. GAAP)

(English Translation)

RESULTS FOR THE SIX MONTHS ENDED SEPTEMBER 30, 2014

FROM APRIL 1, 2014 TO SEPTEMBER 30, 2014

CONSOLIDATED

Released on October 22, 2014

NIDEC CORPORATION

Stock Listings: Tokyo Stock Exchange, New York Stock Exchange

Head Office: Kyoto, Japan

Date of Filing of Japanese Quarterly Securities Report (Plan): November 13, 2014

Date of Commencement of Dividend Payment (Plan): December 1, 2014

1. Selected Consolidated Financial Performance Information for the Six Months Ended September 30, 2014 (U.S. GAAP) (unaudited)

(1) Consolidated Results of Operations

	Yen in millions (except for per share amounts)
	Six months ended September 30
	2014	2013
Net sales	¥489,511	¥429,634
Ratio of change from the same period of previous fiscal year	13.9%	21.5%
Operating income	52,676	39,337
Ratio of change from the same period of previous fiscal year	33.9%	(5.7)%
Income before income taxes	52,291	38,441
Ratio of change from the same period of previous fiscal year	36.0%	5.1%
Net income attributable to Nidec Corporation	37,209	27,103
Ratio of change from the same period of previous fiscal year	37.3%	3.5%
Net income attributable to Nidec Corporation per share-basic	¥134.91	¥100.99
Net income attributable to Nidec Corporation per share-diluted	¥126.53	¥94.27

Notes:

1. Comprehensive income attributable to Nidec Corporation:

¥69,503 million of comprehensive income attributable to Nidec Corporation for the six months ended September 30, 2014 (52.5% increase compared to the six months ended September 30, 2013)

¥45,573 million of comprehensive income attributable to Nidec Corporation for the six months ended September 30, 2013 (369.1% increase compared to the six months ended September 30, 2012)

2. We implemented a two-for-one stock split of our common stock effective April 1, 2014. The previously reported net income attributable to Nidec Corporation per share-basic and net income attributable to Nidec Corporation per share-diluted have been retroactively adjusted to reflect the stock split.

(2) Consolidated Financial Position

	Yen in millions (except for per share amounts)
	September 30, 2014	March 31, 2014
Total assets	¥1,248,937	¥1,165,918
Total equity	604,329	540,905
Nidec Corporation shareholders’ equity	579,782	518,101
Nidec Corporation shareholders’ equity to total assets	46.4%	44.4%
Nidec Corporation shareholders’ equity per share	¥2,102.17	¥1,878.50

Note: We implemented a two-for-one stock split of our common stock effective April 1, 2014. The previously reported Nidec Corporation shareholders’ equity per share has been retroactively adjusted to reflect the stock split.

2. Dividends (unaudited)

	Yen
	Year ending March 31, 2015 (target)	Year ended March 31, 2014 (actual)
Interim dividend per share	¥30.00	¥45.00
Year-end dividend per share	30.00	55.00
Annual dividend per share	¥60.00	¥100.00

Notes:

1. Revision of previously announced dividend targets during this reporting period: None

2. We implemented a two-for-one stock split of our common stock effective April 1, 2014. However, the actual amounts of dividends for the year ended March 31, 2014 have not been retroactively adjusted and are shown on a pre-stock split basis.

3. Forecast of Consolidated Financial Performance (for the fiscal year ending March 31, 2015)

	Yen in millions (except for per share amounts)	Inc./Dec. ratio of change from the previous fiscal year
Net sales	¥960,000	9.7%
Operating income	105,000	23.4%
Income before income taxes	103,000	21.7%
Net income attributable to Nidec Corporation	69,000	22.3%
Net income attributable to Nidec Corporation per share-basic	¥248.12

Notes:

1. Revision of the previously announced financial performance forecast during this reporting period: None

2. In connection with the share exchange transactions between Nidec Corporation and Nidec Copal Electronics Corporation and between Nidec Corporation and Nidec-Read Corporation to make Nidec Copal Electronics and Nidec-Read wholly owned subsidiaries, effective October 1, 2014, we distributed an aggregate of 4,582,073 shares previously held in treasury to shareholders of those subsidiaries. The amount of forecasted net income attributable to Nidec Corporation per share-basic for the fiscal year ending March 31, 2015 reflects the increase in outstanding shares as a result of the share exchange transactions.

4. Others

(1) Changes in significant subsidiaries (changes in “specified subsidiaries” (tokutei kogaisha) accompanying changes in the scope of consolidation) during this period: None

(2) Adoption of simplified accounting methods and accounting methods used specifically for quarterly consolidated financial statements: Yes (See “2. Others” on page 16 for detailed information.)

(3) Changes in accounting policies, procedures and presentation rules applied in the preparation of the interim consolidated financial statements

1. Changes due to revisions to accounting standards: Yes (See “2. Others” on page 16 for detailed information.)

2. Changes due to other reasons: None

(4) Number of shares issued (common stock)*

1. Number of shares issued and outstanding at the end of each period (including treasury stock):

290,150,160 shares at September 30, 2014

290,150,160 shares at March 31, 2014

2. Number of treasury stock at the end of each period:

14,348,764 shares at September 30, 2014

14,343,952 shares at March 31, 2014

3. Weighted-average number of shares issued and outstanding at the beginning and end of each period:

275,802,255 shares for the six months ended September 30, 2014

268,360,424 shares for the six months ended September 30, 2013

*Note: We implemented a two-for-one stock split of our common stock effective April 1, 2014. The previously reported share numbers have been retroactively adjusted to reflect the stock split.

Investor presentation materials relating to our financial results for the six months ended September 30, 2014, are expected to be published on our corporate website on October 23, 2014.

1. Operating and Financial Review and Prospects

(1) Analysis of Operating Results

1. Overview of Business Environment for the Six Months Ended September 30, 2014

During the six months ended September 30, 2014, the global economy remained unstable and uncertain with varying trends in different regions. In the United States, stock prices rose to all-time high levels reflecting the improved economic outlook and expectations of companies’ improved future performance. In China and other emerging countries, slowing economic trends started to gradually stabilize. In Japan, while the stock market remained strong, concerns over the adverse effects of higher consumption tax rates and depreciating yen contributed to the weakening expectations for the effectiveness of the Japanese government’s economic growth program. In Europe, concerns over further deflation increased while the economy remained stagnant. In addition, the recent events in Ukraine, the Middle East and Hong Kong began to be recognized as geopolitical risks. In October 2014, stock prices in the world’s major stock markets began to fluctuate in reaction to the recent developments in, and the outlook for, the macro economy.

In such business environment, we continued to pursue our “second growth phase” strategy with the goal to improve profitability while accelerating growth. As a result, our consolidated net sales for the three months ended September 30, 2014 increased 4% compared to the three months ended June 30, 2014, achieving the largest quarterly net sales in our history for the third consecutive quarter. Our consolidated operating income also increased for the sixth consecutive quarter. In addition, we achieved the largest first half-year consolidated net sales, income before income taxes and net income for the six months ended September 30, 2014, compared to past first half-year periods.

In light of the current outlook for the macro economy for the six months ending March 31, 2015, we have decided to keep unchanged our previously announced business performance forecast for the fiscal year ending March 31, 2015.

2. Consolidated Operating Results

Consolidated Operating Results for the Six Months Ended September 30, 2014 (“this six-month period”), Compared to the Six Months Ended September 30, 2013 (“the same period of the prior year”)

			Yen in millions
	Six months ended September 30, 2014	Six months ended September 30, 2013	Increase or decrease	Increase or decrease ratio
Net sales	489,511	429,634	59,877	13.9%
Operating income	52,676	39,337	13,339	33.9%
Income before income taxes	52,291	38,441	13,850	36.0%
Net income attributable to Nidec Corporation	37,209	27,103	10,106	37.3%

Consolidated net sales increased 13.9% to ¥489,511 million for this six-month period compared to the same period of the prior year, recording the largest net sales for any first half-year period in our history. Operating income increased 33.9% to ¥52,676 million for this six-month period compared to the same period of the prior year. The ratio of operating income to net sales, or operating income ratio, for this six-month period was 10.8%. The average exchange rate between the Japanese yen and the U.S. dollar for this six-month period was ¥103.04 to the dollar, which reflected a depreciation of the Japanese yen against the U.S. dollar of ¥4.19, or approximately 4%, compared to the same period of the prior year. The average exchange rate between the Japanese yen and the Euro for this six-month period was ¥138.92 to the Euro, which reflected a depreciation of the Japanese yen against the Euro of ¥8.92, or approximately 7%, compared to the same period of the prior year. The fluctuations of the foreign currency exchange rates had a positive effect on our net sales and operating income of approximately ¥16,800 million and ¥2,600 million, respectively, for this six-month period compared to the same period of the prior year.

Income before income taxes increased 36.0% to ¥52,291 million for this six-month period compared to the same period of the prior year. Net income attributable to Nidec Corporation increased 37.3% to ¥37,209 million for this six-month period compared to the same period of the prior year. As a result, for this six-month period, we recorded the largest income before income taxes and net income attributable to Nidec Corporation for any first half-year period in our history, respectively.

Operating Results by Product Category for This Six-Month Period Compared to the Same Period of the Prior Year

Small precision motors-

			Yen in millions
	Six months ended September 30, 2014	Six months ended September 30, 2013	Increase or decrease	Increase or decrease ratio
Net sales of small precision motors	190,308	180,455	9,853	5.5%
Hard disk drives spindle motors	93,433	92,427	1,006	1.1%
Other small precision motors	96,875	88,028	8,847	10.1%
Operating income of small precision motors	30,653	26,341	4,312	16.4%

Net sales of small precision motors increased 5.5% to ¥190,308 million for this six-month period compared to the same period of the prior year. The depreciation of the Japanese yen against the U.S. dollar had a positive effect on our sales of small precision motors of approximately ¥8,000 million for this six-month period compared to the same period of the prior year.

Net sales of spindle motors for hard disk drives, or HDDs, increased 1.1% to ¥93,433 million for this six-month period compared to the same period of the prior year. The number of units sold of spindle motors for HDDs decreased approximately 2% compared to the same period of the prior year. Net sales of other small precision motors increased 10.1% to ¥96,875 million for this six-month period compared to the same period of the prior year. This increase was mainly due to increases in sales of brushless DC motors and brushless DC fans.

Operating income of small precision motors increased 16.4% to ¥30,653 million for this six-month period compared to the same period of the prior year. This increase was mainly due to the sales increase and our efforts to improve the profitability of our small precision motor business, as well as the positive effect of the 4% depreciation of the Japanese yen against the U.S. dollar, which depreciation resulted in an approximately ¥1,700 million increase in operating income of small precision motors for this six-month period compared to the same period of the prior year.

Automotive, appliance, commercial and industrial products-

			Yen in millions
	Six months ended September 30, 2014	Six months ended September 30, 2013	Increase or decrease	Increase or decrease ratio
Net sales of automotive, appliance, commercial and industrial products	218,378	164,048	54,330	33.1%
Appliance, commercial and industrial products	125,322	109,937	15,385	14.0%
Automotive products	93,056	54,111	38,945	72.0%
Operating income of automotive, appliance, commercial and industrial products	17,686	9,592	8,094	84.4%

Note: Starting in the three months ended June 30, 2014, a portion of the products that was previously included in the “Appliance, commercial and industrial products” category has been reclassified to the “Automotive products” category. To enable comparisons between periods, previously reported amounts have been retroactively reclassified.

Net sales of automotive, appliance, commercial and industrial products increased 33.1% to ¥218,378 million for this six-month period compared to the same period of the prior year. The depreciation of the Japanese yen against the U.S. dollar and the Euro had a positive effect on net sales of automotive, appliance, commercial and industrial products of approximately ¥7,300 million for this six-month period compared to the same period of the prior year.

Net sales of appliance, commercial and industrial products for this six-month period increased 14.0% compared to the same period of the prior year. This increase was primarily due to larger sales of motors for air conditioning equipment, increases in orders for new products and orders from new customers, and the positive effect of the foreign currency exchange rate fluctuations.

Net sales of automotive products for this six-month period increased 72.0% compared to the same period of the prior year. This primarily reflected the contribution of Nidec Sankyo CMI Corporation and Nidec Elesys Corporation, both of which became newly consolidated subsidiaries in the second half of the fiscal year ended March, 31, 2014, and the commencement of mass-production of new product models, as well as the positive effect of the foreign currency exchange rate fluctuations.

Operating income of automotive, appliance, commercial and industrial products increased 84.4% to ¥17,686 million for this six-month period compared to the same period of the prior year mainly due to the increase in sales, our efforts to improve profitability, and the positive effect of the foreign currency exchange rate fluctuations, which fluctuations resulted in an approximately ¥700 million increase in operating income of automotive, appliance, commercial and industrial products for this six-month period compared to the same period of the prior year.

Machinery-

			Yen in millions
	Six months ended September 30, 2014	Six months ended September 30, 2013	Increase or decrease	Increase or decrease ratio
Net sales of machinery	45,022	43,717	1,305	3.0%
Operating income of machinery	6,626	6,174	452	7.3%

Net sales of machinery increased 3.0% to ¥45,022 million for this six-month period compared to the same period of the prior year mainly due to increases in sales of power transmission drives at Nidec-Shimpo Corporation and mounting machine units at Nidec Copal Corporation.

Operating income of machinery increased 7.3% to ¥6,626 million for this six-month period compared to the same period of the prior year mainly due to increases in sales.

Electronic and optical components-

			Yen in millions
	Six months ended September 30, 2014	Six months ended September 30, 2013	Increase or decrease	Increase or decrease ratio
Net sales of electronic and optical components	32,499	37,429	(4,930)	(13.2)%
Operating income of electronic and optical components	2,355	510	1,845	361.8%

Net sales of electronic and optical components decreased 13.2% to ¥32,499 million for this six-month period compared to the same period of the prior year. This decrease was primarily attributable to a decrease in sales of components for compact digital cameras.

Operating income of electronic and optical components increased ¥1,845 million to ¥2,355 million for this six-month period compared to the same period of the prior year. This was mainly as a result of our efforts to improve manufacturing efficiency, reduce cost of goods sold and lower fixed costs, in spite of the decrease in sales.

Other products-

			Yen in millions
	Six months ended September 30, 2014	Six months ended September 30, 2013	Increase or decrease	Increase or decrease ratio
Net sales of other products	3,304	3,985	(681)	(17.1)%
Operating income of other products	302	176	126	71.6%

Net sales of other products decreased ¥681 million to ¥3,304 million for this six-month period compared to the same period of the prior year.

Operating income of other products increased ¥126 million to ¥302 million for this six-month period compared to the same period of the prior year.

Consolidated Operating Results for the Three Months Ended September 30, 2014 (“this 2Q”), Compared to the Three Months Ended June 30, 2014 (“this 1Q”)

			Yen in millions
	Three months ended September 30, 2014	Three months ended June 30, 2014	Increase or decrease	Increase or decrease ratio
Net sales	249,323	240,188	9,135	3.8%
Operating income	27,124	25,552	1,572	6.2%
Income before income taxes	27,320	24,971	2,349	9.4%
Net income attributable to Nidec Corporation	19,292	17,917	1,375	7.7%

Consolidated net sales increased 3.8% to ¥249,323 million for this 2Q compared to this 1Q, recording the largest three-month net sales in our history for the third consecutive quarter. Operating income increased for the sixth consecutive quarter to ¥27,124 million for this 2Q, up by 6.2% compared to this 1Q. Operating income ratio for this 2Q was 10.9%. The average exchange rate between the Japanese yen and the U.S. dollar for this 2Q was ¥103.92 to the U.S. dollar, which reflected a depreciation of the Japanese yen against the U.S. dollar of ¥1.76, or approximately 2%, compared to this 1Q. The average exchange rate between the Japanese yen and the Euro for this 2Q was ¥137.76 to the Euro, which reflected an appreciation of the Japanese yen against the Euro of ¥2.31, or approximately 2%, compared to this 1Q. The fluctuations of the foreign currency exchange rates had a positive effect on our net sales of approximately ¥3,000 million as well as on our operating income of approximately ¥200 million for this 2Q compared to this 1Q.

Income before income taxes increased 9.4% to ¥27,320 million for this 2Q compared to this 1Q. Net income attributable to Nidec Corporation increased 7.7% to ¥19,292 million for this 2Q compared to this 1Q.

Operating Results by Product Category for This 2Q Compared to This 1Q

Small precision motors-

			Yen in millions
	Three months ended September 30, 2014	Three months ended June 30, 2014	Increase or decrease	Increase or decrease ratio
Net sales of small precision motors	100,419	89,889	10,530	11.7%
Hard disk drives spindle motors	47,593	45,840	1,753	3.8%
Other small precision motors	52,826	44,049	8,777	19.9%
Operating income of small precision motors	15,591	15,062	529	3.5%

Net sales of small precision motors increased 11.7% to ¥100,419 million for this 2Q compared to this 1Q. The depreciation of the Japanese yen against the U.S. dollar had a positive impact of approximately ¥1,700 million on the net sales of small precision motors for this 2Q compared to this 1Q.

Net sales of spindle motors for HDDs increased 3.8% to ¥47,593 million for this 2Q compared to this 1Q. The number of units sold of spindle motors for HDDs for this 2Q increased approximately 1% compared to this 1Q. Net sales of other small precision motors increased 19.9% to ¥52,826 million for this 2Q compared to this 1Q. This increase was mainly due to increases in sales of brushless DC motors and brushless DC fans.

Operating income of small precision motors increased 3.5% to ¥15,591 million for this 2Q compared to this 1Q.

Automotive, appliance, commercial and industrial products-

			Yen in millions
	Three months ended September 30, 2014	Three months ended June 30, 2014	Increase or decrease	Increase or decrease ratio
Net sales of automotive, appliance, commercial and industrial products	108,134	110,244	(2,110)	(1.9)%
Appliance, commercial and industrial products	61,938	63,384	(1,446)	(2.3)%
Automotive products	46,196	46,860	(664)	(1.4)%
Operating income of automotive, appliance, commercial and industrial products	8,713	8,973	(260)	(2.9)%

Net sales of automotive, appliance, commercial and industrial products decreased 1.9% to ¥108,134 million for this 2Q compared to this 1Q. Net sales of appliance, commercial and industrial products decreased 2.3% for this 2Q compared to this 1Q mainly due to seasonal decreases in sales of motors for air conditioning equipment, more than offsetting the increased sales of other products. Net sales of automotive products decreased 1.4% for this 2Q compared to this 1Q mainly due to seasonal decreases in sales.

Operating income of automotive, appliance, commercial and industrial products decreased 2.9% to ¥8,713 million for this 2Q compared to this 1Q mainly due to the sales decrease.

Machinery-

		Yen in millions
	Three months ended September 30, 2014	Three months ended June 30, 2014	Increase or decrease	Increase or decrease ratio
Net sales of machinery	22,743	22,279	464	2.1%
Operating income of machinery	3,814	2,812	1,002	35.6%

Net sales of machinery increased 2.1% to ¥22,743 million for this 2Q compared to this 1Q mainly due to an increase in sales of press machines at Nidec Minster Corporation.

Operating income of machinery increased 35.6% to ¥3,814 million for this 2Q compared to this 1Q due to the increase in sales and our efforts to reduce cost of goods sold.

Electronic and optical components-

			Yen in millions
	Three months ended September 30, 2014	Three months ended June 30, 2014	Increase or decrease	Increase or decrease ratio
Net sales of electronic and optical components	16,330	16,169	161	1.0%
Operating income of electronic and optical components	1,250	1,105	145	13.1%

Net sales of electronic and optical components increased 1.0% to ¥16,330 million for this 2Q compared to this 1Q. This increase was primarily attributable to an increase in sales of plastic-mold products.

Operating income of electronic and optical components for this 2Q increased 13.1% to ¥1,250 million for this 2Q compared to this 1Q. This increase was primarily attributable to the increase in sales.

Other products-

			Yen in millions
	Three months ended September 30, 2014	Three months ended June 30, 2014	Increase or decrease	Increase or decrease ratio
Net sales of other products	1,697	1,607	90	5.6%
Operating income of other products	177	125	52	41.6%

Net sales of other products increased 5.6% to ¥1,697 million for this 2Q compared to this 1Q.

Operating income of other products increased 41.6% to ¥177 million for this 2Q compared to this 1Q.

(2) Financial Position

	As of September 30, 2014	As of March 31, 2014	Increase or decrease
Total assets (million)	¥1,248,937	¥1,165,918	¥83,019
Total liabilities (million)	644,608	625,013	19,595
Nidec Corporation shareholders’ equity (million)	579,782	518,101	61,681
Interest-bearing debt (million) *1	358,353	351,256	7,097
Net interest-bearing debt (million) *2	¥81,075	¥103,516	¥(22,441)
Debt ratio (%) *3	28.7	30.1	(1.4)
Debt to equity ratio (“D/E ratio”) (times) *4	0.62	0.68	(0.06)
Net D/E ratio (times) *5	0.14	0.20	(0.06)
Nidec Corporation shareholders' equity to total assets (%)	46.4	44.4	2.0

Notes:

*1: The sum of “short-term borrowings,” “current portion of long-term debt” and “long-term debt” in our consolidated balance sheet, including convertible bonds

*2: “Interest-bearing debt” less “cash and cash equivalents”

*3: “Interest-bearing debt” divided by “total assets”

*4: “Interest-bearing debt” divided by “Nidec Corporation shareholders' equity”

*5: “Net interest-bearing debt” divided by “Nidec Corporation shareholders' equity”

Total assets increased approximately ¥83,000 million to ¥1,248,937 million as of September 30, 2014 compared to March 31, 2014. The increase was mainly due to an increase of approximately ¥29,500 million in cash and cash equivalents, an increase of approximately ¥22,000 million in inventories and an increase of approximately ¥15,100 million in trade accounts receivable.

Total liabilities increased approximately ¥19,600 million to ¥644,608 million as of September 30, 2014 compared to March 31, 2014. Our short-term borrowings increased approximately ¥24,300 million to approximately ¥46,900 million as of September 30, 2014 compared to March 31, 2014. Our current portion of long-term debt increased approximately ¥88,500 million to approximately ¥117,800 million as of September 30, 2014 compared to March 31, 2014, while our long-term debt decreased approximately ¥105,800 million to approximately ¥193,700 million between the same dates. The ¥88,500 million increase in our current portion of long-term debt and the ¥105,800 million decrease in our long-term debt were mainly attributable to the reclassification of approximately ¥96,000 million outstanding aggregate principal amount of the euro yen convertible bonds with stock acquisition rights due 2015 from long-term liability to current liability, as the convertible bonds will become redeemable within one year.

Our net interest-bearing debt decreased approximately ¥22,400 million to approximately ¥81,100 million as of September 30, 2014 compared to March 31, 2014. Our debt ratio decreased to 28.7% as of September 30, 2014 from 30.1% as of March 31, 2014. Our debt to equity ratio was 0.62 as of September 30, 2014 compared to 0.68 as of March 31, 2014. Our net debt to equity ratio was 0.14 as of September 30, 2014 compared to 0.20 as of March 31, 2014.

Nidec Corporation shareholders’ equity increased approximately ¥61,700 million to ¥579,782 million as of September 30, 2014 compared to March 31, 2014. The increase in Nidec Corporation shareholders’ equity was mainly due to an increase in positive foreign currency translation adjustments of approximately ¥31,000 million as of September 30, 2014 compared to March 31, 2014 and an increase in retained earnings of approximately ¥29,600 million as of September 30, 2014 compared to March 31, 2014. Nidec Corporation shareholders’ equity to total assets increased to 46.4% as of September 30, 2014 from 44.4% as of March 31, 2014.

Overview of Cash Flow-

	Yen in millions
	For the six months ended September 30		Increase or decrease
	2014	2013
Net cash provided by operating activities	¥41,552	¥45,526	¥(3,974)
Net cash used in investing activities	(23,131)	(17,140)	(5,991)
Free cash flow *1	18,421	28,386	(9,965)
Net cash used in financing activities	¥(3,487)	¥(12,295)	¥8,808

Note:

*1: To supplement our statements of cash flows presented on a GAAP basis, we use non-GAAP measures of cash flows to analyze cash flows generated from our operations. The presentation of non-GAAP free cash flow is not meant to be considered in isolation or as an alternative to net income as an indicator of our performance, or as an alternative to cash flows from operating activities as a measure of liquidity. Our free cash flow is the sum of “net cash flow from operating activities” and “net cash flow from investing activities.”

Cash flows from operating activities for the six months ended September 30, 2014 (“this six-month period”) were a net cash inflow of ¥41,552 million. Compared to the six months ended September 30, 2013 (“the same period of the previous year”), our net cash inflows from operating activities for this six-month period decreased approximately ¥4,000 million. The decrease was mainly due to the negative impact of approximately ¥22,600 million of net changes in operating assets and liabilities, which consisted of an increase of approximately ¥18,400 million in operating assets and a decrease of approximately ¥4,200 million in operating liabilities. The decrease was partially offset by an increase of approximately ¥10,600 million in consolidated net income as well as the impact of other adjustments.

Cash flows from investing activities for this six-month period were a net cash outflow of ¥23,131 million. For this six-month period compared to the same period of the previous year, our net cash outflow to investing activities increased approximately ¥6,000 million mainly due to an approximately ¥3,900 million increase in additional purchases of property, plant and equipment and a decrease in insurance proceeds related to property, plant and equipment damaged in flood to nil from approximately ¥2,600 million.

As a result, we had a positive free cash flow of ¥18,421 million for this six-month period compared to ¥28,386 million for the same period of the previous year.

Cash flows from financing activities for this six-month period were a net cash outflow of ¥3,487 million. Compared to the same period of the previous year, our net cash outflow to financing activities for this six-month period decreased approximately ¥8,800 million mainly due to the impact of approximately ¥6,100 million of net increase in short term borrowings.

As a result of the foregoing and the impact of foreign exchange fluctuations, the balance of cash and cash equivalents as of September 30, 2014 was ¥277,278 million, an increase of approximately ¥29,500 million from March 31, 2014.

(3) Business Performance Forecast for the Fiscal Year ending March 31, 2015

The global economy continues to lack upward momentum while stock prices in the world’s major stock markets began to fluctuate in October 2014 reflecting the increasingly cautionary sentiment in reaction to the recent developments in the global economy, and concerns remain strong over the weak economic outlook for regions other than the United States and geopolitical and other risks, despite signs of improvement in the U.S. economy.

In light of the current outlook for the macro economy for the six months ending March 31, 2015, we have decided to keep unchanged our previously announced business performance forecast for the fiscal year ending March 31, 2015.

Forecast of consolidated results for the fiscal year ending March 31, 2015

Net sales	¥960,000 million	(Up 9.7% from the previous fiscal year)
Operating income	¥105,000 million	(Up 23.4% from the previous fiscal year)
Income before income taxes	¥103,000 million	(Up 21.7% from the previous fiscal year)
Net income attributable to Nidec Corporation	¥69,000 million	(Up 22.3% from the previous fiscal year)

Note:

The exchange rates assumed for the preparation of the foregoing forecast are US$1 = ¥100 and €1 = ¥135. The exchange rates between the relevant Asian currencies and the Japanese yen used for the preparation of the foregoing forecast were determined assuming these exchange rates.

2. Others

(1) Changes in significant subsidiaries during this period

None.

(2) Adoption of simplified accounting methods and accounting methods used specifically for quarterly consolidated financial statements

(Accounting method relating to corporate income taxes)

Corporate income taxes are recognized for the quarterly reporting period based on a worldwide estimated annual effective tax rate.

(3) Changes in accounting method in this period

As of April 1, 2014, NIDEC adopted FASB Accounting Standards Codification™ (ASC) 740 “Income Taxes” updated by Accounting Standards Update (ASU) No. 2013-11 “Presentation of an Unrecognized Tax Benefit When a Net Operating Loss Carryforward, a Similar Tax Loss, or a Tax Credit Carryforward Exists.” ASU 2013-11 clarifies that an unrecognized tax benefit, or a portion of an unrecognized tax benefit, should be presented in the financial statements as a reduction to a deferred tax asset for a net operating loss carryforward, a similar tax loss, or a tax credit carryforward if such settlement is required or expected in the event the uncertain tax position is disallowed by the taxing authority. In situations where a net operating loss carry forward, a similar tax loss, or a tax credit carryforward is not available at the reporting date under the tax law of the applicable jurisdiction or the tax law of the applicable jurisdiction does not require, and the entity does not intend to use, the deferred tax asset for such purpose, the unrecognized tax benefit should be presented in the financial statements as a liability and should not be combined with deferred tax assets. This standard is provision for disclosure. The adoption of this standard did not have any impact on NIDEC’s consolidated financial position, results of operations or liquidity.

18/P>

Cautionary Note Regarding Forward-Looking Statements

This report contains forward-looking statements (within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended) about Nidec Corporation and its group companies (the “Nidec Group”). These forward-looking statements are based on the current expectations, assumptions, estimates and projections of the Nidec Group in light of the information currently available to it. These forward-looking statements are subject to various risks and uncertainties. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “may,” “will,” “expect,” “anticipate,” “estimate,” “intend,” “plan,” “forecast” or similar words. These statements discuss future expectations, identify strategies, contain projections of the results of operations or financial condition of the Nidec Group, or state other forward-looking information. Known and unknown risks, uncertainties and other factors could cause the actual results to differ materially from those contained in any forward-looking statement. The Nidec Group cannot make any assurances that the expectations expressed in these forward-looking statements will prove to be correct. Actual results could be materially different from and worse than the Nidec Group’s expectations as a result of various factors, including, but not limited to, (i) general economic conditions, particularly levels of consumer spending, in the computer, information technology, home appliance, industrial and commercial machinery and equipment, automobile and related product markets, (ii) the effectiveness of our measures designed to reduce costs and improve profitability, (iii) the Nidec Group’s ability to design, develop, mass produce and win acceptance of its products, (iv) exchange rate fluctuations, particularly between the Japanese yen and the U.S. dollar, the Euro and other currencies in which the Nidec Group makes significant sales or in which the Nidec Group’s assets and liabilities are denominated, (v) the Nidec Group’s ability to successfully integrate its recently acquired companies with complementary technologies and product lines, and (vi) adverse changes in laws, regulations or economic policies in any of the jurisdictions where the Nidec Group has manufacturing or other operations.

3. Consolidated Financial Statements (U.S. GAAP) (unaudited)

(1) Consolidated Balance Sheets

Assets

	Yen in millions
	September 30, 2014		March 31, 2014		Increase or decrease
	Amount	%	Amount	%	Amount
Current assets:
Cash and cash equivalents	¥277,278		¥247,740		¥29,538
Trade notes receivable	16,830		12,188		4,642
Trade accounts receivable	199,195		184,096		15,099
Inventories:
Finished goods	62,422		51,293		11,129
Raw materials	44,694		39,993		4,701
Work in process	34,596		28,926		5,670
Supplies and other	4,148		3,669		479
Other current assets	44,650		48,063		(3,413)
Total current assets	683,813	54.8	615,968	52.8	67,845

Investments and advances:
Marketable securities and other securities investments	18,532		16,437		2,095
Investments in and advances to affiliated companies	2,017		2,018		(1)
Total investments and advances	20,549	1.6	18,455	1.6	2,094

Property, plant and equipment:
Land	47,790		47,137		653
Buildings	182,242		177,617		4,625
Machinery and equipment	386,046		363,806		22,240
Construction in progress	21,580		18,372		3,208
Sub-total	637,658	51.1	606,932	52.0	30,726
Less - Accumulated depreciation	(330,003)	(26.4)	(308,051)	(26.4)	(21,952)
Total property, plant and equipment	307,655	24.7	298,881	25.6	8,774
Goodwill	157,676	12.6	154,927	13.3	2,749
Other non-current assets	79,244	6.3	77,687	6.7	1,557
Total assets	¥1,248,937	100.0	¥1,165,918	100.0	¥83,019

Liabilities and Equity

	Yen in millions
	September 30, 2014		March 31, 2014		Increase or decrease
	Amount	%	Amount	%	Amount
Current liabilities:
Short-term borrowings	¥46,916		¥22,600		¥24,316
Current portion of long-term debt	117,782		29,245		88,537
Trade notes and accounts payable	179,432		166,383		13,049
Accrued expenses	32,234		31,045		1,189
Other current liabilities	30,684		33,142		(2,458)
Total current liabilities	407,048	32.6	282,415	24.2	124,633

Long-term liabilities:
Long-term debt	193,655		299,411		(105,756)
Accrued pension and severance costs	16,937		17,943		(1,006)
Other long-term liabilities	26,968		25,244		1,724
Total long-term liabilities	237,560	19.0	342,598	29.4	(105,038)

Total liabilities	644,608	51.6	625,013	53.6	19,595

Equity:
Common stock	66,551	5.3	66,551	5.7	-
Additional paid-in capital	64,990	5.2	65,197	5.6	(207)
Retained earnings	397,241	31.8	367,617	31.5	29,624

Accumulated other comprehensive income (loss):
Foreign currency translation adjustments	85,553		54,539		31,014
Net unrealized gains and losses on securities	5,532		4,185		1,347
Net gains and losses on derivative instruments	(215)		(24)		(191)
Pension liability adjustments	(200)		(324)		124
Total accumulated other comprehensive income (loss)	90,670	7.3	58,376	5.0	32,294

Treasury stock, at cost	(39,670)	(3.2)	(39,640)	(3.4)	(30)
Total Nidec Corporation shareholders’ equity	579,782	46.4	518,101	44.4	61,681
Noncontrolling interests	24,547	2.0	22,804	2.0	1,743
Total equity	604,329	48.4	540,905	46.4	63,424
Total liabilities and equity	¥1,248,937	100.0	¥1,165,918	100.0	¥83,019

(2) Condensed Consolidated Statements of Income and Consolidated Statements of Comprehensive Income

Result for the six months ended September 30

Consolidated Statements of Income

	Yen in millions
	Six months ended September 30				Increase or decrease		Year ended March 31, 2014
	2014		2013
	Amount	%	Amount	%	Amount	%	Amount	%
Net sales	¥489,511	100.0	¥429,634	100.0	¥59,877	13.9	¥875,109	100.0
Cost of products sold	372,493	76.1	333,015	77.5	39,478	11.9	674,699	77.1
Selling, general and administrative expenses	42,165	8.6	38,279	8.9	3,886	10.2	77,534	8.9
Research and development expenses	22,177	4.5	19,003	4.4	3,174	16.7	37,808	4.3
Operating expenses	436,835	89.2	390,297	90.8	46,538	11.9	790,041	90.3
Operating income	52,676	10.8	39,337	9.2	13,339	33.9	85,068	9.7

Other income (expenses):
Interest and dividend income	1,120		1,141		(21)		2,376
Interest expenses	(741)		(801)		60		(1,526)
Foreign exchange gain (loss), net	435		(722)		1,157		(56)
Gain (loss) from marketable securities, net	6		238		(232)		245
Other, net	(1,205)		(752)		(453)		(1,443)
Total	(385)	(0.1)	(896)	(0.3)	511	-	(404)	(0.0)
Income before income taxes	52,291	10.7	38,441	8.9	13,850	36.0	84,664	9.7
Income taxes	(13,439)	(2.8)	(10,110)	(2.3)	(3,329)	-	(25,729)	(3.0)
Equity in net income (loss) of affiliated companies	17	0.0	(16)	(0.0)	33	-	(25)	(0.0)
Consolidated net income	38,869	7.9	28,315	6.6	10,554	37.3	58,910	6.7
Less: Net (income) loss attributable to noncontrolling interests	(1,660)	(0.3)	(1,212)	(0.3)	(448)	-	(2,506)	(0.3)
Net income attributable to Nidec Corporation	¥37,209	7.6	¥27,103	6.3	¥10,106	37.3	¥56,404	6.4

Consolidated Statements of Comprehensive Income

	Yen in millions
	Six months ended September 30		Increase or		Year ended
	2014	2013	decrease		March 31, 2014
	Amount	Amount	Amount	%	Amount
Consolidated net income	¥38,869	¥28,315	¥10,554	37.3	¥58,910
Other comprehensive income (loss), net of tax:
Foreign currency translation adjustments	31,461	18,665	12,796	68.6	43,429
Net unrealized gains and losses on securities	1,364	595	769	129.2	2,980
Net gains and losses on derivative instruments	(191)	(159)	(32)	-	(266)
Pension liability adjustments	109	80	29	36.3	737
Total	32,743	19,181	13,562	70.7	46,880
Total comprehensive income (loss)	71,612	47,496	24,116	50.8	105,790
Less: Comprehensive (income) loss attributable to noncontrolling interests	(2,109)	(1,923)	(186)	-	(3,963)
Comprehensive income (loss) attributable to Nidec Corporation	¥69,503	¥45,573	¥23,930	52.5	¥101,827

Result for the three months ended September 30

Consolidated Statements of Income

	Yen in millions
	Three months ended September 30				Increase or decrease
	2014		2013
	Amount	%	Amount	%	Amount	%
Net sales	¥249,323	100.0	¥218,358	100.0	¥30,965	14.2
Cost of products sold	189,192	75.9	168,337	77.1	20,855	12.4
Selling, general and administrative expenses	21,605	8.6	19,028	8.7	2,577	13.5
Research and development expenses	11,402	4.6	9,703	4.4	1,699	17.5
Operating expenses	222,199	89.1	197,068	90.2	25,131	12.8
Operating income	27,124	10.9	21,290	9.8	5,834	27.4

Other income (expenses):
Interest and dividend income	559		604		(45)
Interest expenses	(344)		(367)		23
Foreign exchange gain (loss), net	761		(322)		1,083
Gain (loss) from marketable securities, net	6		(5)		11
Other, net	(786)		(125)		(661)
Total	196	0.1	(215)	(0.1)	411	-
Income before income taxes	27,320	11.0	21,075	9.7	6,245	29.6
Income taxes	(7,097)	(2.9)	(6,446)	(3.0)	(651)	-
Equity in net income (loss) of affiliated companies	13	0.0	(23)	(0.0)	36	-
Consolidated net income	20,236	8.1	14,606	6.7	5,630	38.5
Less: Net (income) loss attributable to noncontrolling interests	(944)	(0.4)	(849)	(0.4)	(95)	-
Net income attributable to Nidec Corporation	¥19,292	7.7	¥13,757	6.3	¥5,535	40.2

Consolidated Statements of Comprehensive Income

	Yen in millions
	Three months ended September 30		Increase or
	2014	2013	decrease
	Amount	Amount	Amount	%
Consolidated net income	¥20,236	¥14,606	¥5,630	38.5
Other comprehensive income (loss), net of tax
Foreign currency translation adjustments	40,149	(1,730)	41,879	-
Net unrealized gains and losses on securities	683	125	558	446.4
Net gains and losses on derivative instruments	(383)	173	(556)	-
Pension liability adjustments	127	(8)	135	-
Total	40,576	(1,440)	42,016	-
Total comprehensive income (loss)	60,812	13,166	47,646	361.9
Less: Comprehensive (income) loss attributable to noncontrolling interests	(1,574)	(844)	(730)	-
Comprehensive income (loss) attributable to Nidec Corporation	¥59,238	¥12,322	¥46,916	380.7

(3) Consolidated Statements of Cash Flows

Cash flows from operating activities:
	Yen in millions
	Six months ended September 30		Increase or decrease	Year ended March 31, 2014
	2014	2013

Consolidated net income	¥38,869	¥28,315	¥10,554	¥58,910
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	25,073	22,648	2,425	46,282
Gain from marketable securities, net	(6)	(238)	232	(245)
(Gain) loss from sales, disposal or impairment of property, plant and equipment	(264)	289	(553)	534
Deferred income taxes	3,100	1,289	1,811	9,217
Equity in net (income) loss of affiliated companies	(17)	16	(33)	25
Foreign currency adjustments	441	(1,955)	2,396	(3,498)
Changes in operating assets and liabilities:
Increase in notes and accounts receivable	(13,213)	(9,063)	(4,150)	(19,957)
Increase in inventories	(17,094)	(2,838)	(14,256)	(10,244)
Increase in notes and accounts payable	5,963	6,515	(552)	14,299
Increase in accrued income taxes	837	4,449	(3,612)	3,899
Other	(2,137)	(3,901)	1,764	(12,003)
Net cash provided by operating activities	41,552	45,526	(3,974)	87,219

Cash flows from investing activities:
Additions to property, plant and equipment	(24,522)	(20,606)	(3,916)	(40,297)
Proceeds from sales of property, plant and equipment	1,644	2,237	(593)	2,601
Insurance proceeds related to property, plant and equipment damaged in flood	-	2,584	(2,584)	2,772
Proceeds from sales and redemption of marketable securities	14	1,039	(1,025)	1,059
Acquisitions of business, net of cash acquired	-	-	-	(23,350)
Other	(267)	(2,394)	2,127	(5,963)
Net cash used in investing activities	(23,131)	(17,140)	(5,991)	(63,178)

Cash flows from financing activities:
	Yen in millions
	Six months ended September 30		Increase or decrease	Year ended March 31, 2014
	2014	2013

Increase (decrease) in short-term borrowings	23,126	17,074	6,052	(11,821)
Repayments of long-term debt	(18,510)	(16,361)	(2,149)	(34,323)
Proceeds from issuance of corporate bonds	-	-	-	50,000
Redemption of corporate bonds	-	(4,250)	4,250	(4,250)
Purchases of treasury stock	(30)	(2,714)	2,684	(2,838)
Dividends paid to shareholders of Nidec Corporation	(7,585)	(5,387)	(2,198)	(11,425)
Dividends paid to noncontrolling interests	(314)	(442)	128	(894)
Other	(174)	(215)	41	29,022
Net cash (used in) provided by financing activities	(3,487)	(12,295)	8,808	13,471

Effect of exchange rate changes on cash and cash equivalents	14,604	7,378	7,226	16,808
Net increase in cash and cash equivalents	29,538	23,469	6,069	54,320
Cash and cash equivalents at beginning of period	247,740	193,420	54,320	193,420
Cash and cash equivalents at end of period	¥277,278	¥216,889	¥60,389	¥247,740

(4) Notes to our consolidated financial statements

Business Combinations

Pursuant to ASC 805 “Business Combinations,” we are currently evaluating the fair values of the assets acquired and the liabilities assumed upon the acquisitions of Nidec Sankyo CMI Corporation (formerly Mitsubishi Materials C.M.I. Corporation) and Nidec Elesys Corporation (formerly Honda Elesys Co., Ltd.). These assets and liabilities have been recorded on our consolidated balance sheet based on preliminary management estimation as of September 30, 2014.

Subsequent events

Completion of Share exchange transaction with Nidec Copal Electronics Corporation

On October 1, 2014, NIDEC made the Nidec Copal Electronics Corporation (“NCEL”) a wholly owned subsidiary through a share exchange transaction. NIDEC allocated 3,160,575 shares of its common stock held in treasury to holders of NCEL stock in connection with the share exchange transaction. As a result of the share exchange transaction, NIDEC’s equity interest in NCEL increased from 65.4% to 100%.

Completion of Share exchange transaction with Nidec-Read Corporation

On October 1, 2014, NIDEC made the Nidec-Read Corporation (“NRCJ”) a wholly owned subsidiary through a share exchange transaction. NIDEC allocated 1,421,498 shares of its common stock held in treasury to holders of NRCJ stock in connection with the share exchange transaction. As a result of the share exchange transaction, NIDEC’s equity interest in NRCJ increased from 65.5% to 100%.

4. Supplementary Information (Six months ended September 30, 2014) (unaudited)

(1) Quarterly Financial Data for the three months ended September 30, 2014 and June 30, 2014

	Yen in millions
	Three months ended
	June 30, 2014		September 30, 2014
	Amount	%	Amount	%
Net sales	¥240,188	100.0	¥249,323	100.0
Operating income	25,552	10.6	27,124	10.9
Income before income taxes	24,971	10.4	27,320	11.0
Consolidated net income	18,633	7.8	20,236	8.1
Net income attributable to Nidec Corporation	¥17,917	7.5	¥19,292	7.7

(2) Information by Product Category

	Yen in millions
	Six months ended September 30, 2014
	Small precision motors	Automotive, appliance, commercial and industrial products	Machinery	Electronic and optical components	Others	Total	Eliminations/ Corporate	Consolidated
Net sales:
Customers	¥190,308	¥218,378	¥45,022	¥32,499	¥3,304	¥489,511	¥-	¥489,511
Intersegment	500	186	2,538	221	3,495	6,940	(6,940)	-
Total	190,808	218,564	47,560	32,720	6,799	496,451	(6,940)	489,511
Operating expenses	160,155	200,878	40,934	30,365	6,497	438,829	(1,994)	436,835
Operating income	¥30,653	¥17,686	¥6,626	¥2,355	¥302	¥57,622	¥(4,946)	¥52,676

	Yen in millions
	Six months ended September 30, 2013
	Small precision motors	Automotive, appliance, commercial and industrial products	Machinery	Electronic and optical components	Others	Total	Eliminations/ Corporate	Consolidated
Net sales:
Customers	¥180,455	¥164,048	¥43,717	¥37,429	¥3,985	¥429,634	¥-	¥429,634
Intersegment	438	212	3,194	158	2,664	6,666	(6,666)	-
Total	180,893	164,260	46,911	37,587	6,649	436,300	(6,666)	429,634
Operating expenses	154,552	154,668	40,737	37,077	6,473	393,507	(3,210)	390,297
Operating income	¥26,341	¥9,592	¥6,174	¥510	¥176	¥42,793	¥(3,456)	¥39,337

	Yen in millions
	Three months ended September 30, 2014
	Small precision motors	Automotive, appliance, commercial and industrial products	Machinery	Electronic and optical components	Others	Total	Eliminations/ Corporate	Consolidated
Net sales:
Customers	¥100,419	¥108,134	¥22,743	¥16,330	¥1,697	¥249,323	¥-	¥249,323
Intersegment	173	54	1,481	102	1,770	3,580	(3,580)	-
Total	100,592	108,188	24,224	16,432	3,467	252,903	(3,580)	249,323
Operating expenses	85,001	99,475	20,410	15,182	3,290	223,358	(1,159)	222,199
Operating income	¥15,591	¥8,713	¥3,814	¥1,250	¥177	¥29,545	¥(2,421)	¥27,124

	Yen in millions
	Three months ended September 30, 2013
	Small precision motors	Automotive, appliance, commercial and industrial products	Machinery	Electronic and optical components	Others	Total	Eliminations/ Corporate	Consolidated
Net sales:
Customers	¥92,640	¥79,984	¥23,788	¥19,918	¥2,028	¥218,358	¥-	¥218,358
Intersegment	200	98	1,601	103	1,338	3,340	(3,340)	-
Total	92,840	80,082	25,389	20,021	3,366	221,698	(3,340)	218,358
Operating expenses	78,512	75,005	22,496	19,230	3,365	198,608	(1,540)	197,068
Operating income	¥14,328	¥5,077	¥2,893	¥791	¥1	¥23,090	¥(1,800)	¥21,290

Notes:

1. Product categories are classified based on similarities in product type, product attributes, and production and sales methods.

2. Major products of each product category:

(1) Small precision motors: Small precision DC motors (including spindle motors for HDDs), brushless DC fans,

brush motors, vibration motors and motor applications

(2) Automotive, appliance, commercial and industrial products: Home appliances, commercial and industrial motors and related products, automotive motors, and automotive components

(3) Machinery: Power transmission drives, precision equipment and factory automation-related equipment

(4) Electronic and optical components: Electronic components and optical components

(5) Others: Service etc

(3) Sales by Geographic Segment

	Yen in millions
	Six months ended September 30				Increase or decrease
	2014		2013
	Amount	%	Amount	%	Amount	%
Japan	¥134,513	27.5	¥116,020	27.0	¥18,493	15.9
U.S.A	82,506	16.9	68,066	15.8	14,440	21.2
Singapore	32,292	6.6	30,825	7.2	1,467	4.8
Thailand	39,785	8.1	44,787	10.4	(5,002)	(11.2)
Philippines	13,183	2.7	11,588	2.7	1,595	13.8
China	112,825	23.0	95,808	22.3	17,017	17.8
Others	74,407	15.2	62,540	14.6	11,867	19.0
Total	¥489,511	100.0	¥429,634	100.0	¥59,877	13.9

	Yen in millions
	Three months ended September 30				Increase or decrease
	2014		2013
	Amount	%	Amount	%	Amount	%
Japan	¥68,869	27.6	¥62,269	28.5	¥6,600	10.6
U.S.A	41,766	16.8	29,584	13.5	12,182	41.2
Singapore	16,085	6.5	15,225	7.0	860	5.6
Thailand	20,296	8.1	21,793	10.0	(1,497)	(6.9)
Philippines	6,660	2.7	6,208	2.8	452	7.3
China	56,722	22.7	49,461	22.7	7,261	14.7
Others	38,925	15.6	33,818	15.5	5,107	15.1
Total	¥249,323	100.0	¥218,358	100.0	¥30,965	14.2

Note: The sales are classified by domicile of the seller, and the figures exclude intra-segment transactions.

(4) Sales by Region

	Yen in millions
	Six months ended September 30				Increase or decrease
	2014		2013
	Amount	%	Amount	%	Amount	%
North America	¥92,862	19.0	¥76,273	17.8	¥16,589	21.7
Asia	249,413	50.9	223,191	51.9	26,222	11.7
Europe	49,798	10.2	48,973	11.4	825	1.7
Others	4,683	1.0	4,850	1.1	(167)	(3.4)
Overseas sales total	396,756	81.1	353,287	82.2	43,469	12.3
Japan	92,755	18.9	76,347	17.8	16,408	21.5
Consolidated total	¥489,511	100.0	¥429,634	100.0	¥59,877	13.9

	Yen in millions
	Three months ended September 30				Increase or decrease
	2014		2013
	Amount	%	Amount	%	Amount	%
North America	¥47,325	19.0	¥37,512	17.2	¥9,813	26.2
Asia	128,107	51.4	114,388	52.4	13,719	12.0
Europe	24,370	9.7	24,769	11.3	(399)	(1.6)
Others	2,231	0.9	2,284	1.1	(53)	(2.3)
Overseas sales total	202,033	81.0	178,953	82.0	23,080	12.9
Japan	47,290	19.0	39,405	18.0	7,885	20.0
Consolidated total	¥249,323	100.0	¥218,358	100.0	¥30,965	14.2

Note: The sales are classified by domicile of the buyer, and the figures exclude intra-segment transactions.

5. Other information (unaudited)

(1) Summary of Consolidated Financial Performance

	Yen in millions (except for per share amounts)
	Six months ended September 30		Increase or decrease	Three months ended September 30		Increase or decrease	Year ended March 31, 2014
	2014	2013		2014	2013

Net sales	¥489,511	¥429,634	13.9%	¥249,323	¥218,358	14.2%
Operating income	52,676	39,337	33.9%	27,124	21,290	27.4%
Ratio of operating income to net sales	10.8%	9.2%		10.9%	9.8%
Income before income taxes	52,291	38,441	36.0%	27,320	21,075	29.6%
Ratio of income before income taxes to net sales	10.7%	8.9%		11.0%	9.7%
Net income attributable to Nidec Corporation	37,209	27,103	37.3%	19,292	13,757	40.2%
Ratio of net income attributable to Nidec Corporation to net sales	7.6%	6.3%		7.7%	6.3%
Net income attributable to Nidec Corporation per share-basic	¥134.91	¥100.99		¥69.95	¥51.26
Net income attributable to Nidec Corporation per share-diluted	¥126.53	¥94.27		¥65.61	¥47.85

Total assets	¥1,248,937	¥1,054,743					¥1,165,918
Nidec Corporation shareholders’ equity	579,782	453,151					518,101
Nidec Corporation shareholders’ equity to total assets	46.4%	43.0%					44.4%
Nidec Corporation shareholders’ equity per share	¥2,102.17	¥1,688.61					¥1,878.50

Net cash provided by operating activities	¥41,552	¥45,526					¥87,219
Net cash used in investing activities	(23,131)	(17,140)					(63,178)
Net cash (used in) provided by financing activities	(3,487)	(12,295)					13,471
Cash and cash equivalents at end of period	¥277,278	¥216,889					¥247,740

Notes:

1. Some items colored in the above table are omitted, because we also omit them in the report in Japanese language.

2. We implemented a two-for-one stock split on our common stock effective April 1, 2014. Therefore, we adjusted net income attributable to Nidec Corporation per share-basic, net income attributable to Nidec Corporation per share-diluted and Nidec Corporation shareholders’ equity per share accordingly to reflect the effect of the stock split.

(2) Scope of Consolidation and Application of the Equity Method

Number of consolidated subsidiaries:	231
Number of affiliated companies accounted for under the equity method:	5

(3) Change in Scope of Consolidation and Application of the Equity Method

	Change from March 31, 2014	Change from September 30, 2013
Number of companies newly consolidated:	3	12
Number of companies excluded from consolidation:	1	9
Number of companies newly accounted for by the equity method:	-	1
Number of companies excluded from accounting by the equity method:	-	1